Exhibit 16

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

May 6, 2002

Dear Sir/Madam:

We have read the first five paragraphs of Item 4 included in the Form 8-K dated May 6, 2002 of Marshall & Ilsley Corporation (the "Company") to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein, with the exceptions of the reference to the approval by the Company's Audit Committee of the appointment of Deloitte & Touche LLP as the Company's independent auditors and the reference to the functions of Deloitte & Touche LLP for the second quarter of 2002, of which we have no knowledge.

Very truly yours,

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP